Exhibit 3.24

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CSI COMPRESSCO INTERNATIONAL LLC

A Delaware Limited Liability Company

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of CSI COMPRESSCO INTERNATIONAL LLC, a Delaware limited liability company (the “Company”), effective as of December 1, 2014, is adopted, executed and agreed to by CSI Compressco Operating LLC, a Delaware limited liability company (the “Sole Managing Member”).

WHEREAS, the Sole Managing Member desires to amend and restate the First Amended and Restated limited liability company agreement of the Company in its entirety as provided herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements as set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sole Managing Member hereby agrees as follows:

1. Formation. The Company has been formed as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act (the “Act”).

2. Term. The Company shall have a perpetual existence.

3. Purposes. The purposes of the Company are to carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Act.

4. Sole Member. The Sole Managing Member is the sole member of the Company.

5. Management. The management of the Company is fully reserved to the Sole Managing Member, and the Company shall not have “managers,” as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Sole Managing Member, who shall make all decisions and take all actions for the Company.

6. Officers. The Sole Managing Member may, from time to time, designate one or more persons to be the officers of the Company. Any officers so designated shall have such authority and perform such duties as the Sole Member may, from time to time, delegate to them. The Sole Managing Member may assign titles to particular officers. Unless the Sole Managing Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office. Each officer shall hold office until such officer’s successor shall be duly designated and shall qualify or until such officer’s death or until such officer shall resign or shall have been removed by the Sole Managing Member. Any number of offices may be held by the same person.

7. Distributions. Each distribution of cash or other property by the Company shall be made 100% to the Sole Managing Member. Each item of income, gain, loss, deduction and credit of the Company shall be allocated 100% to the Sole Managing Member.

8. Capital Accounts. A capital account shall be maintained for the Sole Managing Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv).

9. Dissolution. The Company shall dissolve and its affairs shall be wound up pursuant to a written instrument executed by the Sole Managing Member at such time, if any, as the Sole Managing Member may elect and at such time, if any, as the Company shall cease to have any members.

10. Governing Law. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (EXCLUDING ANY CONFLICT-OF-LAWS RULES).

11. Amendments. This Agreement may be modified, altered, supplemented or amended at any time by a written agreement executed and delivered by the Sole Managing Member.

IN WITNESS WHEREOF, the undersigned, being the sole member of the Company, has caused this Agreement to be duly executed as of the date first written above.

CSI COMPRESSCO OPERATING LLC

By:	/s/ Timothy A. Knox

Name:	Timothy A. Knox
Title:	President

BEING THE SOLE MEMBER OF THE COMPANY